<LOGO INDOSAT APPEARS HERE>


                 PERUSAHAAN PERSEROAN (PERSERO)
             PT INDONESIAN SATELLITE CORPORATION Tbk

                 INVITATION TO THE SHAREHOLDERS
                               ON
        THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                            (EGMS)

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk, abbreviated as PT INDOSAT (Persero) Tbk, hereinafter referred to as the Company, hereby invites the Shareholders of Company to attend the EGMS pursuant to a formal request from the Government of the Republic of Indonesia in this matter acting through The Ministry of State Owned Enterprises of the Republic of Indonesia, as the holder 589.575.000 (56,94%) shares of the Company which had been duly submitted to the Company in accordance with article 21 of the Articles of Association of the Company, which will be held on:

Date      :    Friday, 27 December 2002
Time      :    2.00 p.m. (local time)
Venue     :    Gedung Indosat Auditorium 4th Floor
               Jl. Medan Merdeka Barat No. 21
               Jakarta 10110

With the following agendas :

1. To approve the amendment of the Articles of Association of the Company.

2. To approve the change of the composition of the Boards of Directors and Commissioners of the Company

3. To give the principal approval on the Employee Stock Ownership
   Program (ESOP) of the Company to be conducted in accordance with the applicable laws and regulations.


Notes :

1. This announcement is intended as invitation. The Company will not submit or send any other invitation to the Shareholders.

2. Registration desk will open on Thursday, 27 December 2002 at 02.00 p.m. and closed at 02.45 p.m.

3.Shareholders who are entitled to attend the EGMS are :

a. For shareholders whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Companys Share Register as of 4.00 p.m. on 11 December 2002, or their proxy.

b. For shareholders whose shares have been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Collective Custody Account of PT KSEI as of 4.00 p.m. on 11 December 2002, or their proxy.

4 Shareholders who are not able to attend the EGMS could appoint an authorized representative by assigning the Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative for non-employee shareholders.

5 The Shareholders or their authorized representative who will attend the EGMS should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, must also present written confirmation for EGMS (KTUR) available from the custodian bank or securities company.

6. Form of the Power of Attorney can be obtained through the Corporate Communication Division, 2 nd floor Gedung Indosat, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from 12 December 2002 up to 19 December 2002 during office hours.

7. The duly executed Power of Attorney should be received by the Board of Directors through the Corporate Communication Division no later than 20 December 2002.

8. For your convenience the Shareholders or authorized representatives who intend to attend the EGMS, are kindly requested to notify the Corporate Communication Division through :
   telephone no.  (021) 386 9735 & (021) 386 9790
   fax no. (021) 386 4673 & (021) 380 4045.

9. The Shareholders or the authorized representatives are kindly requested to present 30 (thirty) minutes prior to the EGMS.

Jakarta, December 12, 2002

PT INDOSAT (Persero) Tbk
The Board of Directors



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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero) P.T.
                                             Indonesian Satellite Corporation


Date: December 12, 2002                      By: /s/ Widya Purnama
                                                 -------------------------------
                                                 Name: Widya Purnama
                                                 Title: President

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